SKADDEN, ARPS, SLATE, MEAGHER & FLOM

世達國際律師事務所

42/F, EDINBURGH TOWER, THE LANDMARK

15 QUEEN’S ROAD CENTRAL, HONG KONG

PARTNERS

CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

ANDREW L. FOSTER *

BRADLEY A. KLEIN ~

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

CLIVE W. ROUGH ◆

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

◆ (ALSO ADMITTED IN ENGLAND & WALES)

~ (ALSO ADMITTED IN ILLINOIS)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com August 28, 2018

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Ms. Anne Nguyen Parker

Ms. Sonia Bednarowski

Mr. Doug Jones

Ms. Theresa Brilliant

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:    NIO Inc. (CIK No. 0001736541)

          Registration Statement on Form F-1

Dear Ms. Parker, Ms. Bednarowski, Mr. Jones, and Ms. Brilliant:

On behalf of our client, NIO Inc., a company organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Amendment No. 1 to the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have separately delivered to the staff of the Commission (the “Staff”) five courtesy copies of the Registration Statement, marked to show change to the registration statement filed with the Commission August 13, 2018.

The Company will commence the marketing activities in connection with the offering shortly after the date hereof. The Company plans to request the Staff’s declaration of the effectiveness of the Registration Statement on or about September 11, 2018, and would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s response to the comments contained in the letter from the Staff dated August 21, 2018. The Staff’s comments are repeated below in bold and are followed by the Company’s responses.

U.S. Securities and Exchange Commission

August 28, 2018

Registration Statement on Form F-1

Management

Directors and Executive Officers, page 162

1.

We note your disclosure that you have appointed James Gordon Mitchell to become a member of your board of directors after your registration statement on Form F-1 has been declared effective. Please file Mr. Mitchell’s written consent to be named as a director appointee in your registration statement as an exhibit to your registration statement pursuant to Rule 438 of the Securities Act.

In response to the Staff’s comment, the Company has filed Mr. Mitchell’s written consent to be named as a director appointee as Exhibit 23.5 to the Registration Statement.

Exhibit Index, page II-10

2.

Please revise the exhibit index to indicate that portions of the “Manufacture Cooperation Agreement between the registrant and Jianghuai Automobile Group Co., Ltd.” have been omitted pursuant to a request for confidential treatment, and renumber this agreement as Exhibit 10.6 so that it is consistent with the request.

In response to the Staff’s comment, the Company has revised the exhibit index to indicate that portions of the “Manufacture Cooperation Agreement between the registrant and Anhui Jianghuai Automobile Co., Ltd.” have been omitted pursuant to a request for confidential treatment, and renumbered the agreement as Exhibit 10.6 to the Registration Statement.

*     *     *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:	Bin Li, Chairman and Chief Executive Officer, NIO Inc.
Louis T. Hsieh, Chief Financial Officer, NIO Inc.
Will H. Cai, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Geoffrey Wang, Partner, PricewaterhouseCoopers Zhong Tian LLP
Allen Wang, Partner, Latham & Watkins